UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

(Rule 13d - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d - 1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d - 2(a)

Endesa, S.A.

(Name of Issuer)

Ordinary shares, nominal value (euro) 1.20 each

(Title of Class of Securities)

00029274F1

(CUSIP Number)

Asesoría Jurídica

Caja de Ahorros y Pensiones de Barcelona

Avenida Diagonal 621-629

Barcelona, Spain 08028

011-34-93 409 21 21 phone

011-34-93 404 69 96 fax

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box. ☐

(continued on following pages)

(Page 1 of 8 Pages)

1.	Name of Reporting Persons: Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) I.R.S. Identification No. of above person: Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: The Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 10,434,610(1)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 10,434,610(1)
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,434,610(1) (See also Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See also Item 5): ☐
13.	Percent of Class Represented by Amount in Row (11): Approximately 0.98%
14.	Type of Reporting Person (See Instructions): CO(2)

(1)	Included in this calculation are (i) 10,234,610 Shares directly owned by Caixa Holding and (ii) 200,000 Shares directly owned by Caixa Seguros (each as defined herein). La Caixa may be deemed to have sole voting and dispositive power over the shares listed in Row (11).

(2)	La Caixa is a savings bank formed under the laws of the Kingdom of Spain.

Item 1.	Security and Issuer

This filing relates to the ordinary shares, nominal value €1.20 each (the “Shares”), of Endesa, S.A., a corporation organized under the laws of the Kingdom of Spain (the “Issuer”). The principal executive offices of the Issuer are located at Ribera del Loira, 60, 28042 Madrid, Spain.

Item 2.	Identity and Background

This Schedule 13D is filed by Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), a savings bank organized under the laws of the Kingdom of Spain. The principal business address for la Caixa is Avenida Diagonal 621-629, 08028 Barcelona, Spain. La Caixa’s principal business is banking and financial services.

Shares reported as beneficially owned by la Caixa include Shares owned directly by Caixa Holding, S.A.U. (“Caixa Holding”), a direct wholly-owned subsidiary of la Caixa, and Caixa de Barcelona Seguros de Vida, S.A. de Seguros y Reaseguros (“Caixa Seguros”), a direct wholly-owned subsidiary of Caixa Holding.

During the last five years, neither la Caixa nor, to the knowledge of la Caixa, any person named in Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

La Caixa (directly and through Caixa Holding and Caixa Seguros) has purchased Shares from time to time since October 1997. The total amount of funds used to make the purchases of the Shares reported in this Schedule were approximately € 339.41 million (approximately U.S. $409.41 million based on the exchange rate in effect on the date of each purchase) and all of such funds came from the working capital of la Caixa and its subsidiaries.

Item 4.	Purpose of Transaction

As described in Item 3 above and Item 5 below, la Caixa has purchased and disposed of Shares from time to time on various dates since October 1997. La Caixa acquired and holds the Shares reported in this Schedule for investment purposes. In its Annual Reports on Form 20-F for each year since its Annual Report on Form 20-F for the year ended December 31, 2000, the Issuer has disclosed the percentage ownership of la Caixa.

Spanish regulations governing the energy industry prohibit entities from having representation on the board of directors of more than one of the five primary providers of energy within certain sub-sectors of the energy industry annually specified by the relevant Spanish regulatory authorities. Because la Caixa has representation on the board of directors of Gas Natural SDG, S.A. (“Gas Natural”), which has been designated as a primary operator in the natural gas sector for several years, la Caixa was not permitted to have representation on the board of directors of the Issuer when it first acquired 5.0% of the Issuer’s outstanding Shares in August 2000, since the Issuer was also designated as a primary natural gas operator in 2000, 2001 and 2002. The Issuer was not designated on the annual lists of primary operators in the natural gas sector issued in December 2003 and February 2005, respectively, and at such times La Caixa considered the possibility of seeking representation on the Issuer’s board of directors commensurate with its ownership interest. However, la Caixa did not present a formal proposal for such representation to the Issuer. In March 2005, a Spanish government decree was issued that suggested the Issuer would once again be included in future lists of primary operators in the natural gas sector.

In July 2003, Caixa Finance B.V. (“Caixa Finance”), a wholly-owned subsidiary of la Caixa, issued the Exchangeable Bonds (as defined in Item 6 below) in the aggregate principal amount of €847.6 million, which by their terms were, subject to certain conditions, exchangeable at any time after August 13, 2003 for an aggregate number of 52,975,000 Shares or, at the option of Caixa Finance, for cash. Commencing on June 28, 2005, la Caixa and Caixa Holding (each through Caixa Finance) disposed of Shares beneficially owned by la Caixa by delivering them in exchange for Exchangeable Bonds upon the exercise by holders of the Exchangeable Bonds of their exchange rights in accordance with the terms of the Exchangeable Bonds. As a result, on July 4, 2005, la Caixa ceased to be the beneficial owner of more than 5.0% of the outstanding Shares due to the delivery of Shares to bondholders. Since July 4, 2005, Caixa Holding (through Caixa Finance) has continued to deliver Shares of the Issuer to bondholders who have exercised their rights to exchange their Exchangeable Bonds and may elect to deliver additional Shares to bondholders that elect to exchange their Exchangeable Bonds in the future.

Except as set forth in this Schedule, la Caixa did not at any time during the period when la Caixa was the beneficial owner of more than 5% of the outstanding Shares and subject to the reporting requirements of Regulation D-G (between September 28, 2000 and July 4, 2005), have any plans or proposals related to any of the following: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) additional changes in the present board of directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (h) causing a class of securities of the Issuer to be delisted from a U.S. national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered U.S. national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (j) or any actions similar to those described above.

Item 5.	Interest in Securities of the Issuer

(a) On August 14, 2000, Caixa Holding purchased 50,000 Shares for aggregate consideration of €1.12 million (approximately U.S. $1.01 million based on the exchange rate in effect on the date of purchase), bringing the aggregate number of Shares beneficially owned by la Caixa as of such date to 52,975,235 Shares, which constituted 5.0% of the 1,058,752,117 Shares outstanding as of such date. Because la Caixa’s purchases of Shares within the 12-month period preceding August 14, 2000 had not exceeded 2.0% of the Issuer’s outstanding Shares, la Caixa’s beneficial ownership of Shares was not subject to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On September 28, 2000, Caixa Seguros purchased an additional 16,270 Shares for aggregate consideration of €0.36 million (approximately U.S. $0.31 million based on the exchange rate in effect on the date of purchase), bringing the aggregate number of Shares beneficially owned by la Caixa as of such date to 52,991,505 Shares, which constituted 5.01% of the 1,058,752,117 Shares outstanding as of such date. Following this purchase, la Caixa had acquired 2.000358% of the Issuer’s outstanding Shares during the preceding 12 months. On August 18, 2000, la Caixa notified the relevant Spanish stock exchange authorities, as required by applicable Spanish regulations, of its holding of 5% of the outstanding Shares.

On April 5, 2001, Caixa Seguros purchased an additional 13,787 Shares for aggregate consideration of €0.26 million (approximately U.S. $0.23 million based on the exchange rate in effect on the date of purchase), bringing the aggregate number of Shares beneficially owned by la Caixa as of such date to 53,005,292 Shares, which constituted 5.01% of the 1,058,752,117 Shares outstanding as of such date. On May 18, 2001, Caixa Seguros sold 30,057 Shares, bringing the aggregate number of Shares beneficially owned by la Caixa as of such date to 52,975,235 Shares, which constituted 5.00% of the 1,058,752,117 Shares outstanding as of such date. Between May 18, 2001 and June 28, 2005, la Caixa acquired beneficial ownership of no additional Shares.

On June 28, 2005, la Caixa, entered into the Equity Swap Agreements (as defined below) pursuant to which it purchased 18,000,000 Shares, bringing the aggregate number of Shares beneficially owned by la Caixa as of such date to 70,975,235 Shares, representing 6.7% of the 1,058,752,117 Shares outstanding as of such date.

On June 28, 2005, June 29, 2005 and June 30, 2005, la Caixa disposed of 3,238,125 Shares, 1,009,375 Shares and 13,312,500 Shares respectively, beneficially owned by la Caixa, in each case by delivering them in exchange for Exchangeable Bonds upon the exercise by holders of the Exchangeable Bonds of their exchange rights in accordance with the terms of the Exchangeable Bonds. Following these dispositions of Shares, as of June 30, 2005, the aggregate number of Shares beneficially owned by la Caixa was 53,325,235 Shares, representing 5.04% of the 1,058,752,117 Shares outstanding as of such date.

On July 4, 2005, la Caixa sold 18,000,000 Shares pursuant to the Equity Swap Agreements. In addition, on the same date, Caixa Holding disposed of 3,140,625 Shares by delivering them in exchange for Exchangeable Bonds upon the exercise by holders of the Exchangeable Bonds of their exchange rights in accordance with the terms of the Exchangeable Bonds. Following these transactions, the aggregate number of Shares beneficially owned by la Caixa as of July 4, 2005 was 32,184,610 Shares, representing 3.04% of the 1,058,752,117 Shares outstanding as of such date.

Since July 4, 2005, la Caixa has continued to dispose of Shares by delivering them in exchange for Exchangeable Bonds and may elect to dispose of additional Shares in the same manner or otherwise in the future. As of the date of this Schedule, la Caixa is the beneficial owner of 10,434,610 Shares, representing 0.98% of the 1,058,752,117 Shares outstanding as of such date. Of these Shares, Caixa Holding held directly 10,234,610 Shares, or approximately 0.96% of the outstanding Shares, and Caixa Seguros held directly 200,000 Shares, or 0.02% of the outstanding Shares. To the knowledge of la Caixa, none of the persons listed on Schedule 1 hereto beneficially owns any Shares, except for Vicenç Oller Compañ, Marta Domènech Sardà and Isidro Fainé Casas who own 670 Shares, 5 Shares and 12 Shares, respectively.

(b) La Caixa, by virtue of its direct and indirect ownership of Caixa Holding and Caixa Seguros, possesses sole power to vote or to dispose of Shares held directly by those subsidiaries.

(c) Sixty Days Prior to September 28, 2000. On August 14, 2000, Caixa Holding purchased 50,000 Shares for €22.38 per Share, or €1.12 million in the aggregate, on the Spanish stock exchanges. On September 28, 2000, Caixa Seguros purchased 16,270 Shares for €21.86 per Share, or €0.36 million in the aggregate, on the Spanish stock exchanges.

Sixty Days Prior to each of June 28, 2005 and July 4, 2005. In the 60-day period ending on each of June 28, 2005 and July 4, 2005, la Caixa and Caixa Holding disposed of a total of 20,790,625 Shares by delivering them in exchange for Exchangeable Bonds. Delivery of these Shares was effected on the Spanish stock exchanges. The following table sets forth the dates, numbers of Shares and effective exchange price for these deliveries of Shares to bondholders. The effective price is the principal amount of Exchangeable Bonds equivalent to one Share pursuant to the terms of the Exchangeable Bonds.

Date of Delivery	Number of Shares	Effective Price Per Share
June 28, 2005	3,328,125	€16.00
June 29, 2005	1,009,375	€16.00
June 30, 2005	13,312,500	€16.00
July 4, 2005	3,140,625	€16.00

In addition, la Caixa entered into the Equity Swap Agreements pursuant to which it purchased 18,000,000 Shares on June 28, 2005 at a price per Share of €18.76 and sold the same number of Shares on July 4, 2005 at the same price.

(d) No person other than la Caixa, Caixa Holding and Caixa Seguros is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from, the sale of the Shares beneficially owned by la Caixa.

(e) La Caixa ceased to be the beneficial owner of more than five percent of the Shares on July 4, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Equity Swap Agreements

On June 28, 2005, la Caixa entered into a series of equity swap agreements (the “Equity Swap Agreements”) with Morgan Stanley, BNP Paribas and Lehman Brothers pursuant to which la Caixa purchased 9,000,000 Shares, 6,000,000 Shares and 3,000,000 Shares, respectively, on June 28, 2005 at a price per Share of €18.76 and sold the same number of Shares on July 4, 2005 at the same price.

Exchangeable Bonds Agency Agreement

On July 3, 2003, Caixa Finance, as issuer, and la Caixa, as guarantor, entered into an Agency Agreement (the “Agency Agreement”) with Citibank, N.A., as fiscal and principal exchange agent, and Dexia Banque Internationale à Luxembourg, société anonyme, as paying and exchange agent, providing for the issuance by Caixa Finance of €847,600,000 in aggregate principal amount of 0.25% Guaranteed Exchangeable Bonds due 2006, guaranteed by la Caixa (the “Exchangeable Bonds”). The Exchangeable Bonds mature on July 3, 2006 unless they are redeemed or exchanged before that date in accordance with their terms.

During the period from August 13, 2003 through the date that is nine Madrid business days prior to July 3, 2006, each bondholder has the right to exchange its Exchangeable Bonds. Upon any bondholder’s exercise of such right, Caixa Finance may elect to deliver cash or Shares at a price that may be adjusted from time to time pursuant to the Agency Agreement to take into account certain corporate events, payment of certain dividends and other events. In the event that a bondholder elects to exchange its Exchangeable Bonds and Caixa Finance elects to pay such bondholder in cash, it shall deliver an amount per Share in euros equal to the average closing price of the Shares on the Spanish stock exchanges for the three trading days commencing on the third trading day following the date of exercise of the bondholder’s exchange right.

The Agency Agreement also provides Caixa Finance the ability to redeem the Exchangeable Bonds then outstanding at its option in whole but not in part in cash at any time on or after July 17, 2005 if the average value of the Shares into which each bond is exchangeable is 130% of the principal amount of such bond for each of the 20 consecutive trading days ending not earlier than 10 trading days before the date of the applicable notice of redemption. In addition, Caixa Finance may redeem the outstanding Exchangeable Bonds in whole but not in part if the aggregate principal amount of Exchangeable Bonds outstanding is less than or equal to 10%.

Call Option Agreements

On July 3, 2003, Caixa Finance entered into call option agreements with Caixa Holding and Caixa Seguros pursuant to which Caixa Finance has the right to purchase 52,775,000 Shares and 200,000 Shares from Caixa Holding and Caixa Seguros, respectively, in order to permit Caixa Finance to deliver Shares to holders of Exchangeable Bonds. The call options are exercisable from August 13, 2003 through the date that is nine business days prior to July 3, 2006, and the exercise price under the agreements is equal to €16.00 per Share, as the same may be adjusted from time to time in accordance with the terms of the Exchangeable Bonds.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99-1	Agency Agreement, dated July 3, 2003, among Caixa Finance B.V., as issuer, Caixa d’Estalvis e Pensions de Barcelona (“la Caixa”), as guarantor, Citibank, N.A., as fiscal and principal exchange agent, and Dexia Banque Internationale à Luxembourg, société anonyme, as paying and exchange agent.

Exhibit 99-2	Confirmation of Call Option, dated July 3, 2003, between Caixa Finance B.V. and Caixa Holding S.A.U.

Exhibit 99-3	Confirmation of Call Option, dated July 3, 2003, between Caixa Finance B.V. and Caixa de Barcelona Seguros de Vida, S.A. de Seguros y Reaseguros.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

CAJA DE AHORROS Y PENSIONES DE BARCELONA (“LA CAIXA”)

/s/ Marcelino Armenter Vidal
By:	Marcelino Armenter Vidal
Title:	Executive Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

CAJA DE AHORROS Y PENSIONES DE BARCELONA (“LA CAIXA”)

The directors and executive officers of la Caixa are set forth below. The business address of each director or executive officer is that of la Caixa, Avda. Diagonal 621-629, 08028 Barcelona. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.

Directors and officers of la Caixa:

Members of the Board of Directors

Ricardo Fornesa Ribó	Avda. Diagonal 621-629, 08028 Barcelona
Ramón Balagueró Gañet	Avda. Diagonal 621-629, 08028 Barcelona
María Amparo Camarasa Carrasco	Avda. Diagonal 621-629, 08028 Barcelona
Marta Doménech Sardà	Avda. Diagonal 621-629, 08028 Barcelona
Salvador Gabarró Serra	Avda. Diagonal 621-629, 08028 Barcelona
Manuel García Biel	Avda. Diagonal 621-629, 08028 Barcelona
Javier Godó Muntañola	Avda. Diagonal 621-629, 08028 Barcelona
Immaculada Juan Franch	Avda. Diagonal 621-629, 08028 Barcelona
Juan José López Burniol	Avda. Diagonal 621-629, 08028 Barcelona
Montserrat López Ferreres	Avda. Diagonal 621-629, 08028 Barcelona
Jordi Mercader Miró	Avda. Diagonal 621-629, 08028 Barcelona
Miquel Noguer Planas	Avda. Diagonal 621-629, 08028 Barcelona
Justo Bienvenido Novella Martínez	Avda. Diagonal 621-629, 08028 Barcelona
Vicenç Oller Compañ	Avda. Diagonal 621-629, 08028 Barcelona
Magí Pallarés Morgades	Avda. Diagonal 621-629, 08028 Barcelona
Manuel Raventós Negra	Avda. Diagonal 621-629, 08028 Barcelona
Leopoldo Rodés Castañé	Avda. Diagonal 621-629, 08028 Barcelona
Lluc Tomàs Munar	Avda. Diagonal 621-629, 08028 Barcelona
Francesc Tutzó Bennasar	Avda. Diagonal 621-629, 08028 Barcelona
Núria Esther Villalba Fernández	Avda. Diagonal 621-629, 08028 Barcelona
Josep Francesc Zaragozà Alba	Avda. Diagonal 621-629, 08028 Barcelona

Executive officers

Isidro Fainé Casas	Avda. Diagonal 621-629, 08028 Barcelona
Antonio Massanell Lavilla	Avda. Diagonal 621-629, 08028 Barcelona
Tomás Muniesa Arantegui	Avda. Diagonal 621-629, 08028 Barcelona